**PROSPECTUS**



**Offer to Exchange**
**$1,721,536,000 aggregate principal amount of**
**3.803% Debentures due 2042**
**(that we refer to as the "original debentures")**
**(CUSIP Nos. 149123 CA7 and U14912 AB2)**
**for**
**$1,721,536,000 aggregate principal amount of 3.803% Debentures due 2042**
**(that we refer to as the "exchange debentures")**
**(CUSIP No. 149123 CB5)**
**that have been registered under the Securities Act of 1933, as amended (the "Securities Act")**

**The exchange offer will expire at 11:59 p.m.,**
**New York City time, on December 5, 2012, unless extended.**

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the "exchange offer"), to exchange up to $1,721,536,000 aggregate principal amount of our outstanding original debentures (CUSIP Nos. 149123 CA7 and U14912 AB2) for a like principal amount of our exchange debentures (CUSIP No. 149123 CB5) that have been registered under the Securities Act. When we use the term "debentures" in this prospectus, the term includes the original debentures and the exchange debentures unless otherwise indicated or the context otherwise requires. The terms of the exchange offer are summarized below and are more fully described in this prospectus.

The terms of the exchange debentures are substantially identical to the terms of the original debentures in all material respects, except that the exchange debentures are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the original debentures do not apply to the exchange debentures.

We will accept for exchange any and all original debentures validly tendered and not validly withdrawn prior to 11:59 p.m., New York City time, on December 5, 2012, unless extended (the "expiration date").

You may withdraw tenders of original debentures at any time prior to the expiration of the exchange offer.

We will not receive any proceeds from the exchange offer.

The exchange of original debentures for exchange debentures will not be a taxable event for U.S. federal income tax purposes.

No public market currently exists for the original debentures. We do not intend to list the exchange debentures on any securities exchange and, therefore, no active public market is anticipated.

Each broker-dealer that receives exchange debentures for its own account pursuant to the exchange offer in exchange for original debentures that were acquired as a result of market making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange debentures. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange debentures received in exchange for original securities where such original securities were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

See "Risk Factors" beginning on page 10 to read about important factors you should consider before tendering your original debentures.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 6, 2012

# TABLE OF CONTENTS

This prospectus contains summaries of the material terms of certain documents and refers you to certain documents that we have filed with the Securities and Exchange Commission (the "SEC"). See "Available Information." Copies of these documents, except for certain exhibits and schedules, will be made available to you without charge upon written or oral request to:

Caterpillar Inc.
Attention: Corporate Secretary
100 NE Adams Street
Peoria, Illinois 61629
Telephone: 309-675-1000

**In order to obtain timely delivery of such materials, you must request information from us no later than five business days prior to the expiration of the exchange offer.**

No information in this prospectus constitutes legal, business or tax advice, and you should not consider it as such. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding the exchange offer.

**Notice to Holders Outside the United States**

This prospectus is not a prospectus for the purposes of the European Union's Directive 2003/71/EC (and any amendments thereto) as implemented in Member States of the European Economic Area. This prospectus does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange the original debentures and/or the exchange debentures, as applicable, in any circumstances in which such offer or solicitation is unlawful. Each holder of original debentures tendering for exchange debentures will be deemed to have represented, warranted and agreed that, if it is a person resident in a Member State of the European Economic Area, it is a "qualified investor" for the purposes of Article 2(1)(e) of Directive 2003/71/EC as amended by Directive 2010/73/EU.

## FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus, including the documents incorporated by reference herein, relate to future events and expectations and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and we do not undertake to update our forward-looking statements.

Our actual results may differ materially from those described or implied in our forward-looking statements based on a number of factors, including, but not limited to: (i) global economic conditions and economic conditions affecting demand for our products and services in the industries and markets we serve; (ii) government monetary or fiscal policies and infrastructure spending; (iii) commodity or component price increases and/or limited availability of raw materials and component products, including steel; (iv) our and our customers', dealers' and suppliers' ability to access and manage liquidity; (v) political and economic risks and instability, including national or international conflicts and civil unrest; (vi) our and Caterpillar Financial Services Corporation's (Cat Financial) ability to: maintain credit ratings, avoid material increases in borrowing costs, and access capital markets; (vii) the financial condition and creditworthiness of Cat Financial's customers; (viii) inability to realize expected benefits from acquisitions and divestitures, including the acquisition of Bucyrus International, Inc.; (ix) international trade and investment policies; (x) challenges related to Tier 4 emissions compliance; (xi) market acceptance of our products and services; (xii) changes in the competitive environment, including market share, pricing and geographic and product mix of sales; (xiii) successful implementation of capacity expansion projects, cost reduction initiatives and efficiency or productivity initiatives, including the Caterpillar Production System; (xiv) sourcing practices of our dealers or original equipment manufacturers; (xv) compliance with environmental laws and regulations; (xvi) alleged or actual violations of trade or anti-corruption laws and regulations; (xvii) additional tax expense or exposure; (xviii) currency fluctuations; (xix) our or Cat Financial's compliance with financial covenants; (xx) increased pension plan funding obligations; (xxi) union disputes or other employee relations issues; (xxii) significant legal proceedings, claims, lawsuits or investigations; (xxiii) compliance requirements imposed if carbon emissions legislation and/or regulations are adopted; (xxiv) changes in accounting standards; (xxv) failure or breach of IT security; (xxvi) adverse effects of natural disasters; and (xxvii) other factors described in more detail under "Item 1A. Risk Factors" in our Annual Report on Form 10-K filed with the SEC on February 21, 2012 for the year ended December 31, 2011.

# SUMMARY

*The following summary highlights selected information about us and the exchange offer and may not contain all of the information that is important to you. You should carefully read this entire prospectus and the documents incorporated by reference herein, including the risk factors and the financial statements and related notes incorporated by reference herein, before making an investment decision.*

*Unless the context otherwise requires, references in this prospectus to "Caterpillar," "the Company," "we," "our," "ours" and "us" refer to Caterpillar Inc. and all of its consolidated subsidiaries.*

## The Company

### Overview

With 2011 sales and revenues of $60.138 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The company is also a leading services provider through Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Remanufacturing Services and Progress Rail Services Corporation (Progress Rail). Caterpillar is also a leading U.S. exporter. Through a global network of independent dealers and direct sales of certain products, Caterpillar builds long-term relationships with customers around the world.

We have five operating segments, of which four are reportable segments and are described below.

Our ***Construction Industries*** segment is primarily responsible for supporting customers using machinery in infrastructure and building construction applications. The majority of machine sales in this segment are made in the heavy construction, general construction, mining and quarry and aggregates markets.

The ***Resource Industries*** segment is primarily responsible for supporting customers using machinery in mine and quarry applications. It also serves forestry, paving and tunneling customers. Our Resource Industries business was transformed by the acquisition of Bucyrus International, Inc. in July 2011, and now offers mining customers the broadest product range in the industry.

Our ***Power Systems*** segment is primarily responsible for supporting customers using reciprocating engines, turbines and related parts across industries serving electric power, industrial, petroleum and marine applications as well as rail-related businesses.

The business of our ***Financial Products*** segment is primarily conducted by Cat Financial, a wholly owned finance subsidiary of Caterpillar. Cat Financial's primary business is to provide retail and wholesale financing alternatives for Caterpillar products to customers and dealers around the world.

Information in our financial statements and related commentary are presented in the following categories:

- Machinery and Power Systems represents the aggregate total of Construction Industries, Resource Industries, Power Systems and All Other operating segment and related corporate items and eliminations.

- Financial Products primarily includes the company's Financial Products segment. This category includes Cat Financial, Caterpillar Insurance Holdings Inc. (Cat Insurance) and their respective subsidiaries.

Our products are sold primarily under the brands "Caterpillar," "CAT," design versions of "CAT" and "Caterpillar," "Electro-Motive," "FG Wilson," "MaK," "MWM," "Olympian," "Perkins," "Progress Rail," "SEM" and "Solar Turbines."

Originally organized as Caterpillar Tractor Co. in 1925 in the State of California, our company was reorganized as Caterpillar Inc. in 1986 in the State of Delaware. Our principal executive offices are located at 100 NE Adams Street, Peoria, Illinois 61629. Our telephone number is (309) 675-1000. We maintain a website at *www.caterpillar.com* where general information about us is available. We are not incorporating the contents of the website into this prospectus.

**Summary of the Exchange Offer**

On August 15, 2012 and August 27, 2012, in connection with our private exchange offers, we issued an aggregate of $1,721,536,000 principal amount of 3.803% Debentures due 2042. As part of that issuance, we entered into a registration rights agreement with the dealer managers of the private exchange offers, dated as of August 15, 2012, in which we agreed, among other things, to deliver this prospectus to you and to use all commercially reasonable efforts to complete an exchange offer for the original debentures. Below is a summary of the exchange offer. It may not contain all the information that is important to you. For a more complete description of the terms of the exchange offer, see "The Exchange Offer."

| | |
|---|---|
| ***Securities Offered*** | $1,721,536,000 aggregate principal amount of 3.803% Debentures due 2042 that have been registered under the Securities Act (the "exchange debentures"). The form and terms of the exchange debentures are substantially identical in all material respects to those of the original debentures, except that the exchange debentures are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the original debentures do not apply to the exchange debentures. |
| ***Exchange Offer*** | Subject to the terms and conditions set forth in this prospectus, we are offering to exchange up to $1,721,536,000 principal amount of the outstanding original debentures for a like principal amount of the exchange debentures. You may tender original debentures only in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. We will issue exchange debentures promptly after the expiration of the exchange offer. In order to be exchanged, an original debenture must be validly tendered, not validly withdrawn and accepted. Subject to the satisfaction or waiver of the conditions of the exchange offer, all original debentures that are validly tendered and not validly withdrawn will be exchanged. As of the date of this prospectus, there is $1,721,536,000 aggregate principal amount of original debentures outstanding. The original debentures were issued under the Indenture dated as of May 1, 1987, as supplemented and amended (as so supplement or amended, the "Indenture") between Caterpillar and U.S. Bank National Association, as successor to Citibank, N.A., as the trustee (the "Trustee"). If all outstanding original debentures are tendered for exchange, there will be $1,721,536,000 principal amount of exchange debentures (that have been registered under the Securities Act) outstanding after this exchange offer. |
| ***Accrued Interest On the Exchange Debentures and Original Debentures*** | The exchange debentures will bear interest from August 15, 2012. If your original debentures are accepted for exchange, you will receive interest on the exchange debentures and not on the original debentures, provided that you will receive interest on the original debentures and not the exchange debentures if and to the extent the record date for such interest payment occurs prior to completion of the exchange offer. Any original debentures not tendered will remain outstanding and continue to accrue interest according to their terms. |
| ***Withdrawal Rights*** | Tenders may be withdrawn at any time before 11:59 p.m., New York City time, on the expiration date. See "The Exchange Offer—Withdrawal Rights." |

| | |
|---|---|
| ***Expiration Date; Tenders*** | The exchange offer will expire at 11:59 p.m., New York City time, on December 5, 2012, which is the twentieth business day of the offering period, unless we extend the period of time during which the exchange offer is open. In the event of any material change in the offer, we will extend the period of time during which the exchange offer is open, if necessary, so that at least five business days remain in the exchange offer period following notice of the material change. By signing or agreeing to be bound by the letter of transmittal, you will represent, among other things, that: |

- you are not our affiliate;

- you are not a broker-dealer tendering original debentures that you acquired in exchange for securities acquired directly from us for your own account;

- the original debentures being exchanged have been, and any exchange debentures to be received by you will be, acquired in the ordinary course of its business;

- you have no arrangement or understanding with any person to participate in, and are not engaged in and do not intend to engage in, the distribution, within the meaning of the Securities Act, of the exchange debentures in violation of the provisions of the Securities Act; and

- if you are a broker-dealer that will receive exchange debentures for your own account in exchange for original debentures that were acquired as a result of market making or other trading activities, you will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale of such exchange debentures. For further information regarding resales of the exchange debentures by broker-dealers, see the discussion under the caption "Plan of Distribution."

| | |
|---|---|
| ***Conditions to the Exchange Offer*** | The exchange offer is subject to customary conditions. If we materially change the terms of the exchange offer, we will resolicit tenders of the original debentures and extend the exchange offer period if necessary so that at least five business days remain in the exchange offer period following notice of any such material change. See "The Exchange Offer—Conditions to the Exchange Offer" for more information regarding conditions to the exchange offer. |
| ***Certain U.S. Federal Income Tax Consequences*** | Your exchange of original debentures for exchange debentures pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. See "Material U.S. Federal Income Tax Consequences." |
| ***Use of Proceeds; Expenses*** | We will not receive any proceeds from the issuance of exchange debentures in the exchange offer. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers. |

| | |
|---|---|
| *Exchange Agent* | U.S. Bank National Association is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are listed under the heading "The Exchange Offer—Exchange Agent." |
| *Procedures for Tendering Original Debentures* | A tendering holder must, at or prior to the expiration date: |

- transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address listed in this prospectus; or

- if original debentures are tendered in accordance with the book-entry procedures described in this prospectus, the tendering holder must transmit an agent's message to the exchange agent at the address listed in this prospectus.

See "The Exchange Offer—Procedures for Tendering Original Debentures."

| | |
|---|---|
| *Special Procedures for Beneficial Holders* | If you wish to participate in the exchange offer and your original debentures are held by a custodial entity, such as a bank, broker, dealer, trust company or other nominee through DTC, you may do so through the automated tender offer program, or "ATOP," of DTC. By participating in the exchange offer, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal. See "The Exchange Offer—Procedures for Tendering Original Debentures." |
| *Consequences of Failure to Exchange* | If you do not exchange your original debentures in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on your original debentures. In general, you may offer or sell your original debentures only: |

- if they are registered under the Securities Act and applicable state securities laws;

- if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

- if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

Although your original debentures will continue to accrue interest, they will generally retain no rights under the registration rights agreement. We currently do not intend to register the original debentures under the Securities Act. Under some circumstances, holders of the original debentures, including holders who are not permitted to participate in the exchange offer or who may not freely sell exchange debentures received in the exchange offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of the original debentures by these holders. For more information regarding the consequences of not tendering your original debentures and our obligations to file a shelf registration statement, see "The Exchange Offer—Consequences of Exchanging or Failing to Exchange the Original Debentures" and "Registration Rights Agreement."

| | |
|---|---|
| ***Acceptance of Original Debentures and Delivery of Exchange Debentures*** | Subject to the conditions stated in the section "The Exchange Offer—Conditions to the Exchange Offer" of this prospectus, we will accept for exchange any and all original debentures which are properly tendered in the exchange offer and not validly withdrawn before 11:59 p.m., New York City time, on the expiration date. The exchange debentures will be delivered promptly after the expiration date. See "The Exchange Offer—Terms of the Exchange Offer." |
| ***Regulatory Requirements*** | Following the effectiveness of the registration statement covering the exchange offer by the SEC, no other material federal regulatory requirement must be complied with in connection with this exchange offer. |
| ***Resales*** | Based on existing interpretations of the Securities Act by the SEC staff set forth in several no-action letters to third parties, and subject to the immediately following sentence, we believe that exchange debentures issued under this exchange offer in exchange for original debentures may be offered for resale, resold and otherwise transferred by the holders thereof (other than holders who are broker dealers) without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any holder of original debentures who is an affiliate of ours or who intends to participate in the exchange offer for the purpose of distributing the exchange debentures, or any broker dealer who purchased the original debentures from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act, (i) will not be able to rely on the interpretations of the SEC staff set forth in the above mentioned no action letters, (ii) will not be entitled to tender its original debentures in the exchange offer, and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the original debentures unless such sale or transfer is made pursuant to an exemption from such requirements. |
| ***Risk Factors*** | For a discussion of significant risk factors applicable to the exchange debentures and the exchange offer, see "Risk Factors" beginning on page 10 of this prospectus for a discussion of factors you should consider carefully before deciding to participate in the exchange offer. |

## Summary of the Exchange Debentures

*The following is a summary of the terms of the exchange debentures. The form and terms of the exchange debentures are substantially identical in all material respects to those of the original debentures except that the exchange debentures are registered under the Securities Act and the transfer restrictions, registration rights and additional interest provisions applicable to the original debentures do not apply to the exchange debentures. The exchange debentures will evidence the same debt as the original debentures and will be governed by the same indenture. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more detailed description of the terms and conditions of the exchange debentures, see the section of this prospectus entitled "Description of Exchange Debentures."*

| | |
|---|---|
| ***Issuer*** | Caterpillar Inc. |
| ***Debentures Offered*** | $1,721,536,000 aggregate principal amount of exchange debentures due 2042. |
| ***Maturity Date*** | August 15, 2042. |
| ***Interest Rate*** | Interest will accrue on the exchange notes from August 15, 2012, at the rate of 3.803% per annum, and will be payable in cash semi-annually in arrears on August 15 and February 15 of each year, beginning on February 15, 2013. Interest on the debentures will be computed on the basis of a 360-day year comprised of twelve 30-day months. |
| ***Interest Payment Dates*** | Interest will accrue from, and including, August 15, 2012, and will be payable semi-annually on February 15 and August 15 of each year, commencing on February 15, 2013. |
| ***Ranking*** | The exchange debentures will be unsecured obligations of Caterpillar and will rank equally in right of payment with all other existing and future senior unsecured indebtedness of Caterpillar. As of September 30, 2012, we had approximately $40 billion of indebtedness outstanding on a consolidated basis (approximately $26.5 billion of which was long-term debt due after one year). |
| | The exchange debentures will be effectively subordinated to all of the secured indebtedness of Caterpillar (excluding its subsidiaries) to the extent of the assets securing such indebtedness. As of September 30, 2012, we had no secured indebtedness for borrowed money. The exchange debentures will also be structurally subordinated to all of the secured and unsecured indebtedness and other liabilities of our subsidiaries. As of September 30, 2012, our subsidiaries had approximately $29.6 billion of indebtedness outstanding that would be structurally senior to the exchange debentures. |
| ***Optional Redemption*** | We may redeem the exchange debentures at our option any time or from time to time prior to maturity, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the exchange debentures to be redeemed and (ii) the make-whole amount, *plus*, in each case, accrued and unpaid interest thereon to, but not including, the redemption date. See "Description of Exchange Debentures—Optional Redemption." |
| ***Covenants*** | The Indenture governing the exchange debentures contains certain covenants for your benefit. These covenants restrict our ability to, among other things, incur secured debt, engage in certain sale-leaseback transactions, transfer important property and merge or consolidate or sell all or substantially all of our assets. These covenants are subject to certain significant exceptions. See "Description of Exchange Debentures—Certain Restrictive Covenants." |

| | |
|---|---|
| ***Form and Denomination*** | The exchange debentures will be issued in fully registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. See "Description of Exchange Debentures—Book-Entry System; Global Clearance and Settlement Procedures." |
| ***No Listing of the Exchange Debentures*** | We do not intend to apply to list the exchange debentures for trading on any securities exchange or to arrange for quotation on any automated dealer quotation system. Accordingly, we cannot provide assurance as to the development or liquidity of any market for the exchange debentures. |
| ***Further Issuances*** | We may, from time to time, without notice to or the consent of the holders or the beneficial owners of the exchange debentures, create and issue additional debentures having the same terms as the exchange debentures in all respects (except for the issue date, issue price, payment of interest accruing prior to the issue date of the debentures and, in some cases, the initial interest payment date of the debentures), so that such additional debentures may be consolidated and form a single series with the exchange debentures. If the additional debentures are not fungible with the previously outstanding exchange debentures for United States federal income tax purposes, such additional debentures will have a separate CUSIP number. See "Description of Exchange Debentures—Further Issuances." |
| ***Trustee*** | U.S. Bank National Association |
| ***Risk Factors*** | See "Risk Factors—Risks Related to the Exchange Debentures" beginning on page 11 of this prospectus for important information regarding us and an investment in the exchange debentures. |

## Summary Selected Historical Financial Information

The following table sets forth our summary selected historical financial information. The summary selected historical financial information as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, are derived from the five-year financial summary contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which is incorporated by reference in this prospectus. The selected historical financial information as of and for the periods ended September 30, 2012 and 2011 are derived from our Quarterly Report on Form 10-Q for the quarterly periods ended September 30, 2012 and 2011. Historical results are not necessarily indicative of the results that may be expected for any future period. The summary selected historical financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2011 and in our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012, which are incorporated by reference herein, and our audited consolidated financial statements and unaudited consolidated interim financial statements, and the related notes thereto, incorporated by reference herein. See "Available Information."

| Dollars in millions (except per share data) | | 2011 | | 2010 | | 2009 | | 2008 | | 2007 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Years ended December 31,** | | | | | | | | | | |
| Sales and revenues: | | | | | | | | | | |
| Sales | $ | 57,392 | $ | 39,867 | $ | 29,540 | $ | 48,044 | $ | 41,962 |
| Revenues | $ | 2,746 | $ | 2,721 | $ | 2,856 | $ | 3,280 | $ | 2,996 |
| Total sales and revenues | $ | 60,138 | $ | 42,588 | $ | 32,396 | $ | 51,324 | $ | 44,958 |
| Profit[1] | $ | 4,928 | $ | 2,700 | $ | 895 | $ | 3,557 | $ | 3,541 |
| Profit per common share[2] | $ | 7.64 | $ | 4.28 | $ | 1.45 | $ | 5.83 | $ | 5.55 |
| Profit per common share – diluted[3] | $ | 7.40 | $ | 4.15 | $ | 1.43 | $ | 5.66 | $ | 5.37 |
| Dividends declared per share of common stock | $ | 1.82 | $ | 1.74 | $ | 1.68 | $ | 1.62 | $ | 1.38 |
| | | | | | | | | | | |
| Capital expenditures: | | | | | | | | | | |
| Property, plant and equipment | $ | 2,515 | $ | 1,575 | $ | 1,504 | $ | 2,320 | $ | 1,682 |
| Equipment leased to others | $ | 1,409 | $ | 1,011 | $ | 968 | $ | 1,566 | $ | 1,340 |
| Depreciation and amortization | $ | 2,527 | $ | 2,296 | $ | 2,336 | $ | 1,980 | $ | 1,797 |
| Research and development expenses | $ | 2,297 | $ | 1,905 | $ | 1,421 | $ | 1,728 | $ | 1,404 |
| | | | | | | | | | | |
| **December 31,** | | | | | | | | | | |
| Total assets | $ | 81,446 | $ | 64,020 | $ | 60,038 | $ | 67,782 | $ | 56,132 |
| Long-term debt due after one year: | | | | | | | | | | |
| Consolidated | $ | 24,944 | $ | 20,437 | $ | 21,847 | $ | 22,834 | $ | 17,829 |
| Machinery and Power Systems | $ | 8,415 | $ | 4,505 | $ | 5,652 | $ | 5,736 | $ | 3,639 |
| Financial Products | $ | 16,529 | $ | 15,932 | $ | 16,195 | $ | 17,098 | $ | 14,190 |
| Total debt: | | | | | | | | | | |
| Consolidated | $ | 34,592 | $ | 28,418 | $ | 31,631 | $ | 35,535 | $ | 28,429 |
| Machinery and Power Systems | $ | 9,066 | $ | 5,204 | $ | 6,387 | $ | 7,824 | $ | 4,006 |
| Financial Products | $ | 25,526 | $ | 23,214 | $ | 25,244 | $ | 27,711 | $ | 24,423 |

[1] Profit attributable to common stockholders.
[2] Computed on weighted-average number of shares outstanding.
[3] Computed on weighted-average number of shares outstanding diluted by assumed exercise of stock-based compensation awards, using the treasury stock method.

| (Dollars in millions except per share data) | | 2012 | | 2011 |
|---|---|---|---|---|
| **Nine months ended September 30,** | | | | |
| Sales and revenues: | | | | |
|   Sales | $ | 47,711 | $ | 40,835 |
|   Revenues | $ | 2,089 | $ | 2,060 |
|   Total sales and revenues | $ | 49,800 | $ | 42,895 |
| Profit[1] | $ | 4,984 | $ | 3,381 |
| Profit per common share[2] | $ | 7.64 | $ | 5.25 |
| Profit per common share — diluted[3] | $ | 7.44 | $ | 5.08 |
| Dividends declared per share of common stock | $ | 0.98 | $ | 0.90 |
| | | | | |
| Capital expenditures: | | | | |
|   Property, plant and equipment | $ | 2,270 | $ | 1,515 |
|   Equipment leased to others | $ | 1,256 | $ | 984 |
| Depreciation and amortization | $ | 2,070 | $ | 1,832 |
| Research and development expenses | $ | 1,853 | $ | 1,693 |
| | | | | |
| **September 30,** | | | | |
| Total assets | $ | 90,541 | $ | 77,767 |
| Long-term debt due after one year: | | | | |
|   Consolidated | $ | 26,526 | $ | 26,781 |
|   Machinery and Power Systems | $ | 9,010 | $ | 8,903 |
|   Financial Products | $ | 17,516 | $ | 17,878 |
| Total debt: | | | | |
|   Consolidated | $ | 39,852 | $ | 34,289 |
|   Machinery and Power Systems | $ | 10,883 | $ | 9,341 |
|   Financial Products | $ | 28,969 | $ | 24,948 |

[1] Profit attributable to common stockholders.
[2] Computed on weighted-average number of shares outstanding.
[3] Computed on weighted-average number of shares outstanding diluted by assumed exercise of stock-based compensation awards, using the treasury stock method.

# RISK FACTORS

*Investing in the exchange debentures involves risks. You should consider carefully the following risks and all of the information under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference into this prospectus, as well as the other information included in or incorporated by reference into this prospectus, before deciding whether to tender your original debentures for exchange in the exchange offer. In addition, there may be other risks that a prospective investor should consider that are relevant to its own particular circumstances or generally.*

## Risks Related to the Exchange Offer

### *The consummation of the exchange offer may not occur.*

We will exchange up to the aggregate principal amount of original debentures for exchange debentures that are tendered in compliance with, and pursuant to, the terms and conditions of the exchange offer described in this prospectus. Accordingly, holders participating in the exchange offer may have to wait longer than expected to receive their exchange debentures, during which time those holders of original debentures will not be able to effect transfers of their original debentures tendered in the exchange offer. We may, however, waive these conditions at our sole discretion prior to the expiration date. See "The Exchange Offer—Conditions to the Exchange Offer."

### *Some holders may be required to comply with the registration and prospectus delivery requirements of the Securities Act.*

If you exchange your original debentures in the exchange offer for the purpose of participating in a distribution of the exchange debentures, you may be deemed to have received restricted securities and, if so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, a broker-dealer that purchased original debentures for its own account as part of market-making or trading activities must deliver a prospectus when it sells the exchange debentures it receives in exchange for original debentures in the exchange offer. Our obligation to keep the registration statement of which this prospectus forms a part effective is limited. Accordingly, we cannot guarantee that a current prospectus will be available at all times to broker-dealers wishing to resell their exchange debentures.

### *Late deliveries of original debentures or any other failure to comply with the exchange offer procedures could prevent a holder from exchanging its original debentures.*

Holders of original debentures are responsible for complying with all exchange offer procedures. The issuance of exchange debentures in exchange for original debentures will only occur upon proper completion of the procedures described in this prospectus under "The Exchange Offer." Therefore, holders of original debentures who wish to exchange them for exchange debentures should allow sufficient time for timely completion of the exchange procedure. Neither we nor the exchange agent are obligated to extend the exchange offer or notify you of any failure to follow the proper procedure.

## Risks Related to the Failure to Exchange

### *You may have difficulty selling the original debentures that you do not exchange.*

If you do not exchange your original debentures for exchange debentures pursuant to the exchange offer, the original debentures you hold will continue to be subject to the existing transfer restrictions. The original debentures may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with applicable state securities laws. We do not anticipate that we will register the original debentures under the Securities Act. After the exchange offer is consummated, the trading market for the remaining untendered original debentures may be small and inactive. Consequently, you may find it difficult to sell any original debentures you continue to hold or to sell such original debentures at the price you desire because there will be fewer original debentures of such series outstanding.

**Risks Related to the Exchange Debentures**

***The exchange debentures are our unsecured obligations and will rank effectively junior to the existing and future liabilities of our subsidiaries.***

The exchange debentures are our unsecured obligations and will rank equally in right of payment with all of our other existing and future unsecured, senior obligations. The exchange debentures are not secured by any of our assets. Any future claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the exchange debentures with respect to those assets. As of September 30, 2012, we did not have any secured debt outstanding.

Our subsidiaries are separate and distinct legal entities from us. Our subsidiaries have no obligation to pay any amounts due on the exchange debentures. As a result, the exchange debentures are structurally subordinated to all liabilities of our subsidiaries, including, without limitation, all indebtedness and trade payables of our subsidiaries. As of September 30, 2012, we had approximately $40 billion of indebtedness outstanding on a consolidated basis, approximately $29.6 billion of which is subsidiary indebtedness that is structurally senior to the exchange debentures.

In particular, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon the subsidiaries' earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of exchange debentures to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

***The exchange debentures do not restrict our ability to incur additional debt or prohibit us from taking other actions that could negatively impact holders of the exchange debentures.***

The exchange debentures and Indenture under which the exchange debentures will be issued do not place any limitation on the amount of unsecured debt that may be incurred by us. Our incurrence of additional debt may have important consequences for you as a holder of the exchange debentures, including making it more difficult for us to satisfy our obligations with respect to the exchange debentures, a loss in the market value of your exchange debentures and a risk that the credit rating of the exchange debentures is lowered or withdrawn.

The terms of the exchange debentures do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt or take a number of other actions that are not limited by the terms of the Indenture and the exchange debentures, including repurchasing indebtedness or common shares or preferred shares, if any, or paying dividends, could have the effect of diminishing our ability to make payments on the exchange debentures when due.

***Our credit ratings may not reflect all risks of an investment in the exchange debentures, and changes in our credit ratings may affect the market value and liquidity of the exchange debentures.***

The credit ratings assigned to the exchange debentures may not reflect the potential impact of all risks related to trading markets, if any, for, or trading value of, the exchange debentures. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency's rating should be evaluated independently of any other agency's rating. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the exchange debentures and the suitability of investing in the exchange debentures in light of your particular circumstances.

In addition, real or anticipated changes in our credit ratings will generally affect any trading market, if any, for, or trading value of, the exchange debentures. There can be no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency's judgment, circumstances so warrant. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could affect the market value and liquidity of the exchange debentures and increase our borrowing costs.

***If an active trading market does not develop for the exchange debentures, you may be unable to sell your exchange debentures or to sell your exchange debentures at a price that you deem sufficient.***

The exchange debentures are a new issue of securities for which there currently is no established trading market. We do not intend to list the exchange debentures on a national securities exchange or arrange for quotation on any automated dealer quotation system. No assurance can be given:

- that a market for the exchange debentures will develop or continue;

- as to the liquidity of any market that does develop; or

- as to your ability to sell any exchange debentures you may own or the price at which you may be able to sell your exchange debentures.

***We may redeem your exchange debentures at our option, which may adversely affect your return.***

As described under "Description of Exchange Debentures—Optional Redemption," we have the right to redeem the exchange debentures in whole or from time to time in part at the redemption prices described under the caption "Description of Exchange Debentures—Optional Redemption." We may choose to exercise this redemption right when prevailing interest rates are relatively low. As a result, you generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the exchange debentures.

## USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange debentures in exchange for the original debentures. Any original debentures that are properly tendered and accepted for exchange pursuant to the exchange offer will be retired and cancelled.

## RATIO OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges for each of the periods indicated are set forth below. The information set forth below should be read together with the financial statements and the accompanying notes incorporated by reference into this prospectus. See "Available Information."

| Year ended December 31, | | | | | Nine months ended September 30, | |
|---|---|---|---|---|---|---|
| 2011 | 2010 | 2009 | 2008 | 2007 | 2012 | 2011 |
| 5.8 | 3.7 | 1.3 | 3.8 | 4.2 | 7.8 | 5.6 |

These ratios include Caterpillar and its consolidated subsidiaries. Earnings are determined by adding pretax income from continuing operations before adjustments for noncontrolling interest and equity investments' profit, and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, an estimated amount of rental expense that is deemed to be representative of the interest factor, and capitalized interest.

# THE EXCHANGE OFFER

## Purpose of the Exchange Offer

When we completed the first issuance of the original debentures in connection with our private exchange offers on August 15, 2012, we entered into a registration rights agreement with the dealer managers of the private exchange offers. Under the registration rights agreement, we agreed to file a registration statement with the SEC relating to the exchange offer within 120 calendar days of the original issue date of the original debentures. We also agreed to use our commercially reasonable efforts to cause the registration statement to become effective with the SEC within 270 days of the original issue date of the original debentures and to consummate this exchange offer no later than the 345th calendar day following the original issue date of the original debentures. The registration rights agreement provides that we will be required to pay additional interest to the holders of the original debentures if we fail to comply with such filing, effectiveness and offer consummation requirements. See "Registration Rights Agreement" below for more information on the additional interest we will owe if we do not complete the exchange offer within a specified timeline.

The exchange offer is not being made to holders of original debentures in any jurisdiction where the exchange would not comply with the securities or blue sky laws of such jurisdiction. A copy of the registration rights agreement has been filed as an exhibit to the Current Report on Form 8-K we filed with the SEC on August 20, 2012, and is available from us upon request. See "Available Information."

Each broker-dealer that receives exchange debentures for its own account in exchange for original debentures, where such original debentures were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange debentures. See "Registration Rights Agreement" and "Plan of Distribution."

## Terms of the Exchange Offer

Upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange original debentures that are properly tendered before 11:59 p.m., New York City time, on the expiration date and not validly withdrawn as permitted below. We will issue a like principal amount of exchange debentures in exchange for the principal amount of the corresponding original debentures tendered under the exchange offer. As used in this prospectus, the term "expiration date" means December 5, 2012, which is the twentieth business day of the offering period. However, if we have extended the period of time for which the exchange offer is open, the term "expiration date" means the latest date to which we extend the exchange offer.

As of the date of this prospectus, $1,721,536,000 aggregate principal amount of the original debentures is outstanding. The original debentures were issued under the Indenture. This prospectus, together with the letter of transmittal, is first being sent on or about November 6, 2012, to all holders of original debentures known to us. Our obligation to accept original debentures for exchange in the exchange offer is subject to the conditions described below under "—Conditions to the Exchange Offer." We reserve the right to extend the period of time during which the exchange offer is open. We may elect to extend the exchange offer period if less than 100% of the original debentures are tendered or if any condition to consummation of the exchange offer has not been satisfied as of the expiration date and it is likely that such condition will be satisfied after such date. In addition, in the event of any material change in the exchange offer, we will extend the period of time during which the exchange offer is open if necessary so that at least five business days remain in the offering period following notice of the material change. In the event of such extension, and only in such event, we may delay acceptance for exchange of any original debentures by giving oral or written notice of the extension to the holders of original debentures as described below. During any extension period, all original debentures previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any original debentures not accepted for exchange will be returned to the tendering holder promptly after the expiration or termination of the exchange offer.

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Original debentures tendered in the exchange offer must be in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. No dissenter's rights of appraisal exist with respect to the exchange offer.

We reserve the right to amend or terminate the exchange offer, and not to accept for exchange any original debentures not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under "—Conditions to the Exchange Offer." We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the original debentures as promptly as practicable. Such notice, in the case of any extension, will be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Our acceptance of the tender of original debentures by a tendering holder will form a binding agreement upon the terms and subject to the conditions provided in this prospectus and the accompanying letter of transmittal.

**Procedures for Tendering Original Debentures**

The tender to us of original debentures by you as set forth below and our acceptance of the original debentures will constitute a binding agreement between us and you upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Except as set forth below, for a holder to validly tender original debentures for exchange pursuant to the exchange offer, a properly completed and duly executed letter of transmittal (or a manually signed facsimile thereof), with any required signature guarantee or, in the case of a book-entry transfer, an agent's message (as defined below) in lieu of such letter of transmittal, and any other required documents must be received by U.S. Bank National Association, as exchange agent, at the address set forth under "—Exchange Agent" prior to the Expiration Date. In addition, a timely confirmation of a book-entry transfer (a "book-entry confirmation") of such original debentures into the exchange agent's account at DTC pursuant to the procedure for book-entry transfer, as described below under "—Book-Entry Transfers," must be received by the exchange agent, prior to the Expiration Date.

Tender instructions will be accepted only in a minimum principal amount equal to $2,000 and integral multiples of $1,000 in excess thereof. Exchange debentures will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. We will not accept any tender of any original debentures of a particular series if the holder tendering such original debentures would, upon consummation of the exchange offer, hold less than $2,000 principal amount of such series of original debentures.

To tender original debentures that are held through DTC, DTC participants should transmit their acceptance through the ATOP procedures of DTC, and DTC is expected to then edit and verify the acceptance and send an agent's message to the exchange agent for its acceptance. If the original debentures are registered in the name of a person other than the signer of the letter of transmittal, the letter of transmittal must be accompanied by appropriate bond powers, signed exactly as the name of the registered holder appears on the security position listing, with the signature on the bond powers guaranteed as described below.

Any beneficial owner whose original debentures are registered in the name of a broker-dealer, commercial bank, trust company or other nominee and who wishes to tender original debentures should contact such registered holder promptly and instruct the holder to tender such original debentures on the beneficial owner's behalf. If such beneficial owner wishes to tender such original debentures itself, such beneficial owner must, before completing and executing the letter of transmittal and delivering such original debentures, either make appropriate arrangements to register ownership of the original debentures in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

**Holders desiring to tender original debentures pursuant to ATOP must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC.**

The term "agent's message" means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

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**The method of delivery of original debentures, letters of transmittal and all other required documents is at your election and risk. If such delivery is by regular U.S. mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery and receipt by the exchange agent. No letter of transmittal or original debentures should be sent to anyone other than the exchange agent.**

**Guarantee of Signature**

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the original debentures surrendered for exchange are tendered for the account of an Eligible Institution. An "Eligible Institution" is one of the following firms or other entities identified in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (as the terms are defined in such Rule 17Ad-15):

- a bank;

- a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker;

- a credit union;

- a national securities exchange, registered securities association or clearing agency; or

- a savings institution that is a participant in a Securities Transfer Association recognized program.

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantees must be by a recognized participant (a "Medallion Signature Guarantor") in the Securities Transfer Agent Medallion Program. If original debentures are registered in the name of a person other than the signer of the letter of transmittal, the original debentures surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by, the registered holder with the signature thereon guaranteed by a Medallion Signature Guarantor.

We in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility (including time of receipt) and acceptance of original debentures tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular original debenture not properly tendered or to not accept any particular original debenture which acceptance might, in our judgment or our counsel's, be unlawful. We also reserve the absolute right to waive any defects or irregularities of the exchange offer as to any particular original debenture (including the right to waive the ineligibility of any holder who seeks to tender original debentures in the exchange offer) or to waive any conditions of the exchange offer with respect to all original debentures tendered in the exchange offer. Our interpretation of the terms and conditions of the exchange offer as to any particular original debenture (including the letter of transmittal and the instructions thereto) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original debentures for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of original debentures for exchange, and no one will be liable for failing to provide such notification.

If the letter of transmittal or any original debentures or powers of attorneys are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

**Book-Entry Transfers**

For purposes of the exchange offer, the exchange agent will request that an account be established with respect to the original debentures at DTC within two Business Days after the date of this prospectus, unless the exchange agent already has established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of original debentures by causing DTC to transfer such original debentures into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Although delivery of original debentures may be effected through book-entry transfer at DTC, the letter of transmittal (or facsimile thereof) or an agent's message in lieu thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under "—Exchange Agent" prior to the Expiration Date. **Delivery of documents to DTC does not constitute delivery to the exchange agent.**

## No Guaranteed Delivery

There are no guaranteed delivery provisions applicable to the exchange offer under the terms of this prospectus or any of the other offer materials. Holders must tender their original debentures in accordance with the procedures set forth above under "—Procedures for Tendering Original Debentures."

## Absence of Dissenters' Rights

Holders of the original debentures do not have any appraisal or dissenters' rights in connection with the exchange offer.

## Acceptance of Original Debentures for Exchange; Delivery of Exchange Debentures; Return of Original Debentures

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept for exchange all outstanding original debentures.

For purposes of the exchange offer, we shall be deemed to have accepted validly tendered original debentures for exchange if and when we give oral (confirmed in writing) or written notice to the exchange agent.

Subject to the terms and conditions of the exchange offer, delivery of the exchange debentures will be made on the settlement date upon receipt of such notice. The exchange agent will act as agent for participating holders of the original debentures for the purpose of receiving original debentures from, and transmitting exchange debentures to such holders. With respect to tendered original debentures that are to be returned to holders, such original debentures will be returned without expense to the tendering holder promptly (or, in the case of original debentures tendered by book-entry transfer, such original debentures will be credited to the account maintained at DTC from which such original debentures were delivered) after the expiration or termination of the exchange offer.

In all cases, issuance of exchange debentures for original debentures that are accepted for exchange and payment of cash will be made only after timely receipt by the exchange agent of:

- a timely book-entry confirmation of such original debentures into the exchange agent's account at DTC;

- a properly completed and duly executed letter of transmittal (or manually signed facsimile thereof) or an agent's message in lieu thereof; and

- all other required documents.

If, for any reason, acceptance for exchange of tendered original debentures, or issuance of exchange debentures in exchange for validly tendered original debentures pursuant to the exchange offer is delayed, or we are unable to accept tendered original debentures for exchange or to issue exchange debentures in exchange for validly tendered original debentures pursuant to the exchange offer, then the exchange agent may, nevertheless, on behalf of us, retain the tendered original debentures, without prejudice to our rights described under "—Conditions to the Exchange Offer" below and "—Withdrawal Rights" below, but subject to Rule 14e-1 under the Exchange Act, which requires that we pay the consideration offered or return the original debentures tendered promptly after the termination or withdrawal of the exchange offer.

If any tendered original debentures are not accepted for exchange for any reason pursuant to the terms and conditions of the exchange offer, such original debentures will be credited to an account maintained at DTC, designated by the participant therein who so delivered such original debentures promptly following the expiration date or the termination of the exchange offer.

Holders of original debentures tendered and accepted for exchange pursuant to the exchange offer will be entitled to all or a portion of the accrued and unpaid interest on their original debentures to, but not including, the settlement date payable on the settlement date.  Under no circumstances will any additional interest be payable because of any delay by the exchange agent or DTC in the transmission of funds to the holders of accepted original debentures or otherwise.

Tendering holders of original debentures accepted in the exchange offer will not be obligated to pay brokerage commissions or fees to us or the exchange agent or, except as set forth below, to pay transfer taxes with respect to the exchange of their original debentures.  If, however, a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions.

**Withdrawal Rights**

Original debentures tendered before the withdrawal date may be withdrawn at any time prior to the withdrawal date.  Original debentures tendered after the withdrawal date may not be withdrawn, unless required by law.  To be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth under "—Exchange Agent" on or prior to the withdrawal date.  This notice must:

- specify the name of the person having tendered the original debentures to be withdrawn and, if different, the name of the registered holder of such original debentures (or, in the case of original debentures tendered by book-entry transfer, the name of the DTC participant whose name appears on the security position as the owner of such original debentures);

- identify the original debentures to be withdrawn (including the principal amount of such original debentures);

- unless transmitted through ATOP, be signed by the holder of such original debentures in the same manner as the original signature on the letter of transmittal, including any required signature guarantees (or, in the case of original debentures tendered by a DTC participant through ATOP, be signed by such participant in the same manner as the participant's name is listed in the applicable agent's message), or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of such original debentures; and

- if the letter of transmittal was executed by a person other than the registered holder, be accompanied by a properly completed irrevocable proxy that authorized such person to effect such withdrawal on behalf of such holder.

The signature on the notice of withdrawal must be guaranteed by a Medallion Signature Guarantor unless such original debentures have been tendered for the account of an Eligible Institution.

Withdrawal of original debentures may only be accomplished in accordance with the foregoing procedures.  Withdrawal of tenders of original debentures may not be rescinded, and any original debentures validly withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer.  However, original debentures validly withdrawn may thereafter be retendered at any time on or before the Expiration Date by following the procedures described under "—Procedures for Tendering Original Debentures."

**We will make a final and binding determination on all questions as to the validity, form and eligibility (including time of receipt) of such notices.  None of us, the Trustee for the original debentures, the**

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**exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.**

**Conditions to the Exchange Offer**

Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue exchange debentures in exchange for, any original debentures, and may terminate or amend the exchange offer, if at any time prior to 11:59 p.m., New York City time, on the expiration date any of the following events occurs:

- there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission that might materially impair our ability to proceed with the exchange offer; or

- the exchange offer or the making of any exchange by a holder of original debentures would violate applicable law or any applicable interpretation of the staff of the SEC.

In addition, we will not accept for exchange any original debentures tendered, and no exchange debentures will be issued in exchange for any original debentures, if any stop order is threatened by the SEC or in effect relating to the registration statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended. We are required to make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a registration statement at the earliest possible moment.

**Exchange Agent**

U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. Letters of transmittal and all correspondence in connection with the exchange offer should be sent or delivered by each holder of original debentures, or a beneficial owner's commercial bank, broker, dealer, trust company or other nominee, to the exchange agent at the address and telephone number set forth below. Manually signed copies of the letter of transmittal will be accepted. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

*By Messenger, Mail or Overnight Delivery:*
U.S. Bank National Association
60 Livingston Avenue
St. Paul, Minnesota 55107
Attention: Specialized Finance

*By Facsimile Transmission (Eligible Institutions Only):*
(651) 466-7372
Confirm by Telephone:
(800) 934-6802

**Delivery of the letter of transmittal to an address other than to the address of the exchange agent set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.**

**Other Fees and Expenses**

We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the original debentures and the exchange debentures (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act. The cash expenses to be incurred in connection with the exchange offer, including out-of-pocket expenses for the exchange agent, will be paid by us.

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**Transfer Taxes**

We will pay any transfer taxes in connection with the tender of original debentures in the exchange offer unless you instruct us to register exchange debentures in the name of, or request that original debentures not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer taxes.

**Consequences of Exchanging or Failing to Exchange the Original Debentures**

Holders of original debentures who do not exchange their original debentures for exchange debentures under this exchange offer will remain subject to the restrictions on transfer of such original debentures as set forth in the legend printed on the original debentures as a consequence of the issuance of the original debentures pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may not offer or sell the original debentures unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the original debentures under the Securities Act. See "Registration Rights Agreement."

Under existing interpretations of the Securities Act by the SEC's staff contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange debentures would generally be freely transferable by holders after the exchange offer without further registration and prospectus delivery requirements under the Securities Act, subject to certain representations required to be made by each holder of exchange debentures, as set forth below. However, any holder of exchange debentures who is one of our "affiliates" (as defined in Rule 405 under the Securities Act) or who intends to participate in the exchange offer for the purpose of distributing the exchange debentures, or any broker-dealer who purchased the original debentures for its own account other than as a result of market-making activities or other trading activities, for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act and who exchanges such original debentures for exchange debentures in the exchange offer:

- will not be able to rely on the interpretation of the SEC's staff;

- will not be able to tender its original debentures in the exchange offer; and

- must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements. See "Plan of Distribution."

We do not intend to seek our own interpretation regarding the exchange offer and there can be no assurance that the SEC's staff would make a similar determination with respect to the exchange debentures as it has in other interpretations to other parties, although we have no reason to believe otherwise.

**Accounting Treatment**

For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. The exchange debentures will be recorded at the same carrying value as the original debentures, as reflected in our accounting records on the date of the exchange. The costs of the exchange offer will be expensed as they are incurred.

# DESCRIPTION OF EXCHANGE DEBENTURES

*The exchange debentures will be issued under the Indenture dated as of May 1, 1987, and as supplemented and amended (as so amended or supplemented from time to time, the "Indenture") between Caterpillar and U.S. Bank National Association, as successor to Citibank, N.A., as the trustee (the "Trustee"). The following summary of certain provisions of the Indenture and the exchange debentures does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the exchange debentures, including the definitions therein of certain terms. Whenever particular provisions of or terms defined in the Indenture are referred to, such provisions and defined terms are incorporated by reference as part of the statement made. You should read the full text of the Indenture.*

*For purposes of this "Description of Exchange Debentures," references to "Caterpillar," "the Company," "we," "our," "ours" and "us" refer to Caterpillar Inc. and do not include any of its subsidiaries.*

## General

The Indenture does not limit the amount of securities that may be issued pursuant to the Indenture ("debt securities") and each series of debt securities may differ as to its terms. Debt securities may be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us. As of September 30, 2012, we had approximately $10.2 billion of debt securities outstanding under the Indenture.

The exchange debentures will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

## Interest on the Exchange Debentures

The exchange debentures will bear interest from August 15, 2012, at 3.803% per annum. Interest on the exchange debentures will be payable semi-annually in arrears on February 15 and August 15 of each year, commencing on February 15, 2013 (each such date, an "Interest Payment Date"). Interest payable on the exchange debentures will be paid to the respective holders of record on the February 1 and August 1, respectively, whether or not a Business Day, immediately preceding the February 15 and August 15 Interest Payment Date, respectively. Except as otherwise specified under "—Book-Entry System; Global Clearance and Settlement Procedures" below with respect to exchange debentures represented by global certificates, such interest payments will be made by check mailed to the registered holder entitled thereto at the address appearing in the securities register.

The exchange debentures will mature on August 15, 2042, such date being referred to as the "Maturity Date" with respect to the exchange debentures.

If an Interest Payment Date or the Maturity Date is not a Business Day (as defined under "—Optional Redemption" below), we will pay interest or principal on the next Business Day. However, interest on the payments will not accrue for the period from the original payment date to the date we make the payments. We will calculate the interest based on a 360-day year consisting of twelve 30-day months.

## Ranking

The exchange debentures will be unsecured and unsubordinated obligations of Caterpillar and will rank equally in right of payment with all other existing and future unsecured and unsubordinated indebtedness of Caterpillar. As of September 30, 2012, we had approximately $40 billion of indebtedness outstanding on a consolidated basis (approximately $26.5 billion of which was long-term debt due after one year).

The exchange debentures will be effectively subordinated to all of the secured indebtedness of Caterpillar to the extent of the assets securing such indebtedness. As of September 30, 2012, we had no secured indebtedness for borrowed money. The exchange debentures will be structurally subordinated to all of the secured and unsecured indebtedness and other liabilities of our subsidiaries. As of September 30, 2012, our subsidiaries had approximately $29.6 billion of indebtedness outstanding that would be structurally senior to exchange debentures.

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**Optional Redemption**

The exchange debentures may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

i.  100% of the principal amount of the exchange debentures to be redeemed; or

ii.  the sum of the present values of the remaining scheduled payments of principal and interest on the exchange debentures to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate, *plus* 15 basis points,

*plus*, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

"Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

"Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the exchange debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life of the exchange debentures.

"Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if, after seeking at least five Reference Treasury Dealer Quotations and excluding the highest and lowest Reference Treasury Dealer Quotations, the Independent Investment Banker obtains fewer than five such Reference Dealer Quotations, the average of all such quotations.

"Independent Investment Banker" means any of Barclays Capital Inc., Citigroup Global Markets Inc. or RBS Securities Inc. and any of their respective successors, as appointed by us, or, if any of the foregoing is unwilling or unable to select the Comparable Treasury Issue, a nationally recognized investment banking institution which is a Primary Treasury Dealer appointed by us.

"Reference Treasury Dealer" means (1) any of Barclays Capital Inc., Citigroup Global Markets Inc. or RBS Securities Inc. and any of their respective successors, as appointed by us, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer (a "Primary Treasury Dealer"), we will substitute for such dealer another Primary Treasury Dealer, and (2) any other nationally recognized Primary Treasury Dealer selected by the Independent Investment Banker and acceptable to us.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

"Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (or, if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or (2) if such release (or any successor release) is not published during the week preceding the

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calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

Holders of exchange debentures to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the exchange debentures are to be redeemed, the trustee will select the particular debentures or portions thereof for redemption from the original debentures not previously called, *pro rata* or by lot, or in such other manner as we shall direct.

**Certain Restrictive Covenants**

Under the Indenture, we are required to comply with certain restrictive covenants described below. These covenants apply to us and our Restricted Subsidiaries.

*Certain Definitions*

A "Restricted Subsidiary" is defined as any subsidiary, other than an Unrestricted Subsidiary, and any Unrestricted Subsidiary designated by our Board of Directors after May 1, 1987 as a Restricted Subsidiary.

An "Unrestricted Subsidiary" is defined as:

- any subsidiary acquired or organized by us after May 1, 1987, as long as that subsidiary is not a successor to a Restricted Subsidiary;

- any subsidiary with principal business and assets located outside the United States (its territories and possessions) and Canada;

- any subsidiary with the principal business of financing our dealers and distributors, as well as acquisitions and dispositions of our products by dealers, distributors, or other customers;

- any subsidiary with the principal business of owning, leasing, dealing in or developing real property; and

- any subsidiary with substantially all assets consisting of securities of subsidiaries described above.

"Important Property"  means any manufacturing plants or facilities of us or any Restricted Subsidiary located in the United States, Canada, or Puerto Rico having a gross book value (without deduction for depreciation) in excess of 1% of Consolidated Net Tangible Assets, other than any plant or other facility our Board believes is not important to our business as a whole.

"Consolidated Net Tangible Assets" means the total of all assets appearing on the consolidated balance sheet of Caterpillar and its consolidated subsidiaries prepared in accordance with accounting principles generally accepted in the United States of America, excluding the sum of (1) all current liabilities and (2) all goodwill, patents, copyrights, trademarks and other like intangibles.

"Secured Debt" means indebtedness secured by a mortgage, pledge, lien, security interest or encumbrance on:

- any Important Property of Caterpillar or any Restricted Subsidiary; or

- any shares of stock or indebtedness of a Restricted Subsidiary.

"Value" means with respect to a Sale and Leaseback Transaction, an amount equal to the greater of:

- the net proceeds of the sale of the property leased pursuant to the Sale and Leaseback Transaction; or

- the fair value of the property at the time of the Sale and Leaseback Transaction, as determined by our Board of Directors.

In either case, the amount derived is first divided by the term of the lease and then multiplied by the number of years remaining on the lease at the time of determination.

### Restrictions on Secured Debt

The Indenture prohibits us and our Restricted Subsidiaries from creating Secured Debt (without securing the debt securities equally and ratably with Secured Debt), with the following exceptions:

- certain mortgages, pledges, liens, security interests or encumbrances to secure payment of all or part of the cost of acquisition, construction or improvement of our property or the property of a Restricted Subsidiary;

- mortgages, pledges, liens, security interests or encumbrances on property acquired, whether or not assumed by us or a Restricted Subsidiary;

- mortgages, pledges, liens, security interests or encumbrances on property, stock, or indebtedness of a Restricted Subsidiary at the time it becomes such;

- mortgages, pledges, liens, security interests or encumbrances on property of a corporation merged with us or a Restricted Subsidiary or at the time of a disposition of substantially all of the property of another corporation to us or a Restricted Subsidiary;

- mortgages, pledges, liens, security interests, or encumbrances on our property or the property of a Restricted Subsidiary in favor of a governmental entity pursuant to contract or statute or to secure certain indebtedness;

- any extension, renewal or replacement of any mortgage, pledge, lien or encumbrance referred to above; or

- any mortgage, pledge, lien, security interest, or encumbrance securing debt owed by us or a Restricted Subsidiary to us or a Restricted Subsidiary.

In addition to these exceptions, we or a Restricted Subsidiary may create, assume, or guarantee other Secured Debt without securing the debt securities if the total amount of Secured Debt outstanding and value of Sale and Leaseback Transactions at the time does not exceed 10% of Consolidated Net Tangible Assets.

### Restrictions on Sale and Leaseback Transactions

Neither we nor any Restricted Subsidiary can sell or transfer (except to us or a Restricted Subsidiary) any Important Property we own with the intention of taking back a lease on the property, except for a lease not exceeding three years, with the following exceptions:

- if we or a Restricted Subsidiary could incur Secured Debt equal to the amount received on a sale or transfer secured by a mortgage on the property to be leased without equally and ratably securing the debt securities; or

- if we or a Restricted Subsidiary apply an amount equal to the value of the property leased to the retirement, within 120 days after the effective date of the arrangement, of indebtedness for money borrowed by us or a Restricted Subsidiary recorded as funded debt as of the date of its creation and which, in the case of indebtedness of us, is not subordinated in right of payment to the prior payment of the debt securities. The amount applied to the retirement of that indebtedness shall be reduced by (i)

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the principal amount of any debt securities delivered within 120 days of the effective date to the Trustee for retirement and cancellation, and (ii) the principal amount of the indebtedness, other than debt securities, retired by us or a Restricted Subsidiary within 120 days of the effective date of the arrangement.

### *Restriction on Transfer of Important Property*

Neither we nor a Restricted Subsidiary can transfer Important Property to an Unrestricted Subsidiary except in limited circumstances. The transfer can occur if we apply an amount equal to the fair value of the property at the time of transfer (as determined by our Board of Directors) to the retirement of indebtedness of us or a Restricted Subsidiary that is recorded as funded debt and is not subordinated in right of payment to the debt securities. The debt retirement must occur within 120 days of the transfer. No such retirement may be by payment at maturity or under a mandatory prepayment provision.

### **Events of Default**

The following events are defined in the Indenture as "Events of Default":

- failure to pay principal of or premium on the exchange debentures when due;

- failure to pay interest on the exchange debentures when due, continued for 60 days;

- failure to perform any other covenant in the Indenture for 60 days after we have received written notice of the failure; and

- certain events in bankruptcy, insolvency or reorganization.

Any Event of Default on the exchange debentures is not necessarily an Event of Default on another series of debt securities.

If an Event of Default occurs with respect to the exchange debentures and continues, the Trustee or holders of at least 25% of exchange debentures may declare the principal amount of all exchange debentures due and payable. Under certain circumstances, holders of a majority of the exchange debentures may rescind that declaration.

The Trustee must within 90 days after a default occurs notify the holders of exchange debentures of the default if we have not remedied it. The Trustee may withhold notice to the holders of any default (except in the payment of principal or interest) if it in good faith considers such withholding to be in the interest of holders. We are required to file an annual certificate with the Trustee, signed by an officer, about any default by us under any provisions of the Indenture.

Subject to the provisions of the Indenture relating to its duties in case of default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders unless such holders offer the Trustee reasonable indemnity. Subject to the provisions for indemnification, the holders of a majority in principal amount of the exchange debentures may direct the time, method and place of conducting any proceedings for any remedy available to, or exercising any trust or power conferred on, the Trustee with respect to the exchange debentures.

### **Further Issuances**

We may, from time to time, without notice to or the consent of the holders or the beneficial owners of the exchange debentures, create and issue additional debentures having the same terms as the exchange debentures in all respects (except for the issue date, issue price, payment of interest accruing prior to the issue date of the debentures and, in some cases, the initial interest payment date of the debentures), so that such additional debentures may be consolidated and form a single series with the exchange debentures. If the additional debentures are not fungible with the previously outstanding exchange debentures for United States federal income tax purposes, such additional debentures will have a separate CUSIP number.

**Modification of Indenture**

Under the Indenture, our rights and obligations and the rights of the holders of debt securities may be changed. Certain changes require the consent of the holders of not less than 66²/₃% in aggregate principal amount of the outstanding debt of all series to be affected. However, the following changes may not be made without the consent of each holder of the debt securities:

- changes to the stated maturity date of the principal or any interest installment;

- reductions in the principal amount or interest due;

- changes to the place or currency regarding payment of principal;

- impairment of the right to institute suit for the enforcement of payment;

- reduction in the stated percentage of holders necessary to modify the Indenture; or

- modifications to any of these requirements or to reduce the percentage of outstanding debt securities necessary to waive compliance with certain provisions of the Indenture or for the waiver of certain defaults.

**Consolidation, Merger, or Sale**

We cannot merge with another company or sell or lease substantially all of our property to another company unless:

- we are the continuing corporation or the successor corporation is a domestic corporation and expressly assumes the payment of principal of and interest on the debt securities and the performance and observance of all the covenants and conditions of the Indenture binding on us;

- we, or the successor corporation, are not immediately after the merger, consolidation, or sale in default in the performance of a covenant or condition in the Indenture; and

- if as a result of the merger, consolidation or sale we become subject to a mortgage, pledge, lien, security interest or other encumbrance not permitted by the Indenture, we or the successor corporation take steps necessary to secure the debt securities equally and ratably with all indebtedness secured.

**Defeasance**

Under certain circumstances we may be discharged from our obligations on the exchange debentures at any time before the stated maturity if we deposit with the Trustee money or certain equivalents sufficient to pay principal of and interest on the exchange debentures. One condition for such defeasance is that we must deliver to the Trustee an opinion of counsel that holders of the exchange debentures will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance.

**Book-Entry System; Global Clearance and Settlement Procedures**

The exchange debentures will be issued in book-entry form, will be represented by one or more permanent global certificates in fully registered form without interest coupons and will be deposited with the trustee of The Depository Trust Company ("DTC") and registered in the name of Cede & Co. or another nominee designated by DTC. DTC will thus be the only registered holder of the exchange debentures and will be considered the sole owner of the exchange debentures.

Recipients of the exchange debentures may only hold interests in the global certificates through DTC if they are participants in the DTC system. Recipients may also hold the exchange debentures through a securities intermediary — a bank, brokerage house or other institution that maintains securities accounts for customers — that has an account with DTC or its nominee. DTC will maintain accounts showing the securities holdings of its participants, and these participants will in turn maintain accounts showing the securities holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a exchange debentures will hold that security directly through a hierarchy of intermediaries, with DTC at the top and the beneficial owner's own securities intermediary at the bottom.

The exchange debentures of each beneficial owner will be evidenced solely by entries on the books of the beneficial owner's securities intermediary. The actual recipients of the exchange debentures will generally not be entitled to have the securities represented by the global securities registered in its name and will not be considered the owner. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder's ownership of securities. The book-entry system for holding the exchange debentures eliminates the need for physical movement of certificates. The laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive or paper form. These laws may impair the ability to transfer book-entry securities.

Holders of the exchange debentures may elect to hold interests in a global security through DTC, Clearstream Banking, *société anonyme* ("Clearstream") or Euroclear Bank S.A., as operator of the Euroclear System ("Euroclear"), if they are participants of such systems, or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on DTC's books.

Beneficial owners of exchange debentures represented by a global security may exchange the exchange debentures for definitive or paper certificates only if:

i. DTC is unwilling or unable to continue as a depository for the exchange debentures and Caterpillar is unable to find a qualified replacement for DTC within 90 days;

ii. At any time, DTC ceases to be a "clearing agency" registered under the Exchange Act;

iii. Caterpillar, in its sole discretion, decides to allow some or all exchange debentures to be exchangeable for definitive or paper exchange debentures in registered form; or

iv. there is a continuing Event of Default.

Any global certificate that is exchangeable will be exchangeable in whole for definitive certificates in registered form with the same terms, in an equal aggregate principal amount in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Definitive certificates will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the securities. DTC may base its written instruction upon directions it receives from its participants.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the exchange debentures made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, on the one hand, and other participants in DTC, on the other hand, would also be subject to the rules and procedures of DTC.

Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days

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when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the exchange debentures through these systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchases or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system.

In this prospectus, references to actions taken by holders of the exchange debentures will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to holders of the exchange debentures will mean payments and notices of redemption to DTC as the registered holder of the exchange debentures for distribution to participants in accordance with DTC's procedures.

DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Exchange Act. The rules applicable to DTC and its participants are on file with the SEC.

Caterpillar will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry exchange debentures or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

## Sinking Fund

The exchange debentures will not be entitled to any sinking fund.

## Trustee

U.S. Bank National Association, which is the successor Trustee under the Indenture, has performed and may in the future perform for Caterpillar and its subsidiaries various commercial banking services, for which it has received and will receive customary fees and expenses.

## Payment and Paying Agents

We will maintain in the place of payment for the exchange debentures an office or agency where the exchange debentures may be presented or surrendered for payment or for registration of transfer or exchange and where holders may serve us with notices and demands in respect of the exchange debentures and the Indenture. The Trustee will initially act as such office or agency with respect to the exchange debentures.

We will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If we fail to maintain any required office or agency or fail to furnish the Trustee with the address of such office or agency, presentations, surrenders, notices and demands may be made or served at the corporate trust office of the trustee. We have appointed the Trustee as our agent to receive all presentations, surrenders, notices and demands with respect to the exchange debentures.

## Governing Law

The Indenture is, and the exchange debentures will be, governed by the laws of the State of New York.

# REGISTRATION RIGHTS AGREEMENT

On August 15, 2012, we and the dealer managers of the private exchange offers entered into the registration rights agreement (the "Registration Rights Agreement"). Pursuant to the registration rights agreement, we agreed to conduct this exchange offer, whereby holders of original debentures can exchange their original debentures for a like aggregate principal amount of substantially identical exchange debentures. We have filed with the SEC a registration statement (the "Exchange Offer Registration Statement") with respect to the exchange debentures. Upon the effectiveness of this Exchange Offer Registration Statement, we will offer to the holders of the original debentures, of which this prospectus is a part, who are able to make certain representations the opportunity to exchange their original debentures for exchange debentures pursuant to the exchange offer.

The following description of the material provisions of the Registration Rights Agreement entered into by the Company is a summary only. Because this section is a summary, it does not describe every aspect of the Registration Rights Agreement. This summary is subject to, and qualified in its entirety by, reference to all the provisions of the Registration Rights Agreement, which is incorporated by reference into this Exchange Offer Registration Statement. A copy of the form of Registration Rights Agreement is also available upon request to us at our address as set forth under "Available Information." In addition, the information below concerning specific interpretations of and positions taken by the staff of the SEC is not intended to constitute legal advice, and prospective investors should consult their own legal advisors with respect to those matters.

Pursuant to the Registration Rights Agreement, we have agreed, for the benefit of the holders of the original debentures, at our own expense, to:

- file this Exchange Offer Registration Statement with respect to the exchange offer no later than 120 calendar days after the original issue date of the original debentures;

- use our commercially reasonable efforts to cause the Exchange Offer Registration Statement to become effective under the Securities Act within 270 calendar days after the original issue date of the original debentures; and

- use our commercially reasonable efforts to keep the Exchange Offer Registration Statement effective until the settlement of the exchange offer.

Upon effectiveness of the Exchange Offer Registration Statement under the Securities Act, we will use our commercially reasonable efforts to commence promptly the exchange offer, and to complete the exchange offer not later than the 345th calendar day following the original issue date of the original debentures. We will keep the exchange offer open for at least 20 Business Days (or longer if required by applicable law) after the date that notice of the exchange offer is mailed to holders of the original debentures.

For each original debenture surrendered to us pursuant to the exchange offer, the holder who surrendered such original debenture will receive an exchange debenture having a principal amount equal to that of the surrendered original debenture. Interest on each exchange debenture will accrue from the last interest payment date on which interest was paid on the original debentures surrendered in exchange therefor or, if no interest has been paid on such original debenture, from the original issue date of such original debenture. The exchange debentures will vote and consent together with the original debentures on all matters on which holders of the original debentures and exchange debentures are entitled to vote and consent.

## SEC Interpretations

Based on existing interpretations of the Securities Act by the staff of the SEC in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange debentures issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by the holders, other than holders who are broker-dealers, without further compliance with the registration and prospectus delivery requirements of the Securities Act.  However, any holder of original debentures who is our affiliate or who intends to participate in the exchange offer for the purpose of distributing the exchange debentures, or any participating broker-dealer who purchased the original debentures for its own account other than as a result of market-making activities or other trading activities, for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act and who exchanges such original debentures for exchange debentures in the exchange offer:

- will not be able to rely on the interpretations by the staff of the SEC;

- will not be able to tender its original debentures in the exchange offer; and

- must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the exchange debentures, unless the sale or transfer is made under an exemption from those requirements.

We do not intend to seek our own interpretation regarding the exchange offer, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange debentures as it has in other interpretations to third parties.

Each holder of original debentures who wishes to exchange original debentures for exchange debentures in this exchange offer is required to represent to us that:

- it is not our affiliate;

- it is not a broker-dealer tendering original debentures that it acquired in exchange for securities acquired directly from us for its own account;

- the original debentures being exchanged have been, and any exchange debentures to be received by it will be, acquired in the ordinary course of its business; and

- it has no arrangement or understanding with any person to participate in, and is not engaged in and does not intend to engage in, the distribution, within the meaning of the Securities Act, of the exchange debentures in violation of the provisions of the Securities Act.

In addition, in connection with resales of exchange debentures, any broker-dealer that acquired exchange debentures for its own account as a result of market-making or other trading activities ("Exchanging Broker-Dealers") must deliver a prospectus meeting the requirements of the Securities Act.  We believe that Exchanging Broker-Dealers may fulfill their prospectus delivery requirements with respect to the exchange debentures with this prospectus.  Under the Registration Rights Agreement, we have agreed to make available, for a period of up to 180 days following the consummation of the exchange offer, a prospectus meeting the requirements of the Securities Act to any Exchanging Broker-Dealer for use in connection with any resale of any exchange debentures acquired in the exchange offer.

**Shelf Registration**

If:

(1)   we determine, based upon the advice of outside counsel, that the exchange offer may not be completed because it would violate any applicable law or applicable interpretations of the SEC;

(2)   for any reason, the exchange offer is not consummated within the time period required by the Registration Rights Agreement;

(3)   we are given notice by any holder prior to the day that is 20 calendar days following the completion of the exchange offer that such holder was prohibited by law or SEC policy from participating

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in the exchange offer (other than due solely to the status of such holder as an affiliate of ours within the meaning of the Securities Act); or

(4)  in the case of any holder of original debentures that participates in the exchange offer, such holder does not receive freely tradable exchange debentures in exchange for tendered original debentures (other than due solely to the status of such holder as an affiliate of ours within the meaning of the Securities Act), it being understood that the requirement that Exchanging Broker-Dealers comply with the prospectus delivery requirements described above shall not result in their exchange debentures being considered not freely tradable,

we will, in addition to or instead of effecting the registration of the exchange debentures pursuant to the Exchange Offer Registration Statement, as the case may be, at our own expense:

- as promptly as practicable, but not more than 60 calendar days after the occurrence of any event in (1), (2), (3) or (4) above, file with the SEC a shelf registration statement covering resales of the original debentures (the "Shelf Registration Statement"), or, if permitted by Rule 430B under the Securities Act, otherwise designate an existing effective registration statement for use by the holders of the original debentures as a Shelf Registration Statement relating to the resales of such original debentures or exchange debentures by the holders thereof;

- use our commercially reasonable efforts to cause the Shelf Registration Statement to become effective under the Securities Act within (i) 120 calendar days after the date, if any, on which we became obligated to file the Shelf Registration Statement, or (ii) if the Shelf Registration Statement is reviewed by the SEC, 210 calendar days after the date, if any, on which we became obligated to file the Shelf Registration Statement; and

- use our commercially reasonable efforts to keep the Shelf Registration Statement continuously effective until the earlier of the first anniversary of the effective date of such Shelf Registration Statement or such shorter period of time that terminates when all original debentures eligible to be sold under the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement, provided that we may fail to keep the shelf registration statement effective and usable for offers and sales of original debentures for specified periods under certain circumstances.

We will, in the event of the filing of a Shelf Registration Statement, provide or make available to each holder of original debentures that are covered by the Shelf Registration Statement copies of the prospectus that is a part of the Shelf Registration Statement and notify each such holder when the Shelf Registration Statement has been filed or designated and when it has become effective.

A holder of original debentures that sells the original debentures pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus, to deliver information to be used in connection with the shelf registration, and to deliver a prospectus to purchasers, will be subject to the civil liability provisions under the Securities Act in connection with the sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to the holder, including certain indemnification obligations.

**Additional Interest**

Pursuant to the terms of the Registration Rights Agreement, the occurrence of any of the following events will constitute a "Registration Default":

- the Exchange Offer Registration Statement is not filed with the SEC on or prior to the 120th calendar day following the original issue date of the original debentures;

- neither (i) the exchange offer has been completed on or prior to the 345th calendar day following the original issue date of the original debentures, nor (ii) the Shelf Registration Statement has become effective on or prior to the 120th calendar day after the date, if any, on which we became obligated to file the Shelf Registration Statement or, if the Shelf Registration Statement is reviewed by the SEC, on or prior to the 210th calendar day after such date;

- the Exchange Offer Registration Statement has become effective but the exchange offer is not consummated on or prior to the 345th calendar day following the original issue date of the original debentures;

- the Exchange Offer Registration Statement has become effective but ceases to be effective or usable for its intended purpose prior to consummation of the exchange offer (unless such ineffectiveness is cured within 270 calendar days following the original issue date of the original debentures); or

- the Shelf Registration Statement, if applicable, has become effective but ceases to be effective or usable for its intended purpose for more than 180 days, whether or not consecutive, during any 12-month period.

If a Registration Default occurs, then additional interest will accrue on the original debentures, in addition to the rate shown on the cover page of this prospectus, from and including the date on which any such Registration Default shall occur to, but not including, the date on which the Registration Default has been cured, at the rate of 0.25% per year, *plus* an additional 0.25% per year from and during each period in which the Registration Default has continued for more than 90 days. In no event will the additional interest on the original debentures exceed 0.50% per year. Any additional interest will constitute liquidated damages and will be the exclusive remedy, monetary or otherwise, available to any holder of affected original debentures with respect to any Registration Default.

**Governing Law**

The Registration Rights Agreement will be governed by the laws of the State of New York.

## MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of certain U.S. federal income tax consequences to beneficial owners of original debentures whose original debentures are tendered and accepted in the exchange offer and of certain U.S. federal income tax consequences of the ownership and disposition of exchange debentures received pursuant to the exchange offer. This summary does not address the tax consequences to beneficial owners of exchange debentures that acquire exchange debentures other than pursuant to the exchange offer. This summary is based on U.S. federal income tax laws, regulations, rulings and judicial decisions now in effect, all of which are subject to change or differing interpretation, possibly with retroactive effect. The summary is limited to exchanging beneficial owners of original debentures that have held the original debentures, and will hold the exchange debentures, as "capital assets" within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The summary does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular beneficial owner of original debentures or exchange debentures or to certain types of beneficial owners of original debentures or exchange debentures that might be subject to special tax rules (such as banks, tax-exempt entities, insurance companies, S corporations, dealers in securities or currencies, traders in securities electing to mark to market, entities and arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes and partners and beneficial owners of such partnerships or other pass-through entities, beneficial owners that incurred or will incur indebtedness to purchase or carry the original debentures or exchange debentures, beneficial owners that hold the original debentures or will hold the exchange debentures as a position in a "straddle," hedge, or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction or beneficial owners that have a "functional currency" other than the U.S. dollar). This summary does not address the

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U.S. federal alternative minimum tax consequences of exchanging original debentures for exchange debentures pursuant to the exchange offer or of the ownership of exchange debentures.  In addition, this summary does not discuss any United States state or local income or foreign income or other tax consequences.

As used herein, a "U.S. holder" is a beneficial owner of original debentures or exchange debentures that is, for U.S. federal income tax purposes, (a) a citizen or resident of the United States as determined for U.S. federal income tax purposes, (b) a corporation, or other entity classified as a corporation for such purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (c) an estate, the income of which is subject to U.S. federal income taxation regardless of the source of the income, or (d) a trust if a court within the United States can exercise primary supervision over its administration and one or more "United States persons," as defined in the Code, have the authority to control all of the substantial decisions of the trust, or the trust has validly elected to be treated as a "United States person" under applicable regulations.

As used herein, a "non-U.S. holder" is a beneficial owner of original debentures or exchange debentures that is neither a U.S. holder nor a partnership, or an entity or arrangement classified as a partnership, for U.S. federal tax purposes.

If a partnership holds original debentures, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership.  A partner in a partnership holding original debentures should consult its tax advisor with regard to the U.S. federal income tax consequences of the tender of original debentures in the exchange offer and of certain U.S. federal income tax consequences of the ownership and disposition of exchange debentures received pursuant to the exchange offer.

**THIS SUMMARY IS NOT, NOR SHOULD IT BE CONSTRUED AS, TAX ADVICE. ALL HOLDERS AND BENEFICIAL OWNERS OF ORIGINAL DEBENTURES ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE CONSEQUENCES TO THEM OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF EXCHANGE DEBENTURES, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE AND OTHER TAX LAWS.**

**General Considerations**

*The Exchange*

An exchange of original debentures for exchange debentures pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.  Consequently, a holder of original debentures will not recognize gain or loss for U.S. federal income tax purposes as a result of exchanging original debentures for exchange debentures pursuant to the exchange offer.  The holding period of the exchange debentures will be the same as the holding period of the original debentures and the tax basis in the exchange debentures should be the same as the adjusted tax basis in the original debentures as determined immediately before the exchange.

*Tax Consequences to Holders Who Do Not Participate in the Exchange Offer*

The exchange offer will not be a taxable event with respect to holders who do not participate in the exchange offer and such holders will be subject to U.S. federal income tax on the original debentures in the same manner, at the same time and in the same amount as before the exchange offer.

**U.S. Holders — Ownership and Disposition of the Exchange Debentures**

*Payment of Interest*

The stated interest on the exchange debentures will be taxed as ordinary interest income that is included in the U.S. holder's gross income in accordance with the U.S. holder's regular method of accounting for U.S. federal income tax purposes.  Neither the original debentures nor the exchange debentures will be treated as issued with original issue discount.

### *Market Discount*

If a U.S. holder's initial tax basis in the exchange debentures (excluding any amount attributable to pre-issuance accrued interest on original debentures issued on August 27, 2012) is less than their stated principal amount, subject to a *de minimis* exception, the U.S. holder will be treated as having purchased the exchange debentures at a "market discount." In such case, a U.S. holder will be required to treat any principal payment on, or any gain realized on the sale, exchange or other disposition of, the exchange debentures as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount accrued on the exchange debentures and not previously included in income. A U.S. holder also may be required to defer the deduction of all or a portion of any interest paid or accrued on indebtedness incurred or maintained to purchase or carry the exchange debentures. Alternatively, a U.S. holder may elect (with respect to the exchange debentures and all other market discount obligations acquired by the U.S. holder after the first day of the first taxable year to which such election applies) to include market discount in income currently as it accrues. This election, once made, may only be revoked with the consent of the Internal Revenue Service (the "IRS"). Market discount is considered to accrue ratably during the period from the date of acquisition to the maturity date of the exchange debentures, unless a U.S. holder elects to accrue market discount on the basis of a constant interest rate. Amounts includible in income as market discount generally are treated as ordinary interest income. In addition, for purposes of the foregoing rules, the amount of market discount accrued on the exchange debentures will include the amount of any accrued unrecognized market discount that was carried over to the original debentures in connection with the receipt of such original debentures pursuant to the private exchange offers.

### *Bond Premium*

If a U.S. holder's initial tax basis in the exchange debentures (excluding any amount attributable to pre-issuance accrued interest on original debentures issued on August 27, 2012) is greater than its stated principal amount, such U.S. holder will be treated as having acquired the exchange debentures with "amortizable bond premium" equal in amount to such excess. A U.S. holder may elect (with respect to the exchange debentures and all of the U.S. holder's other taxable obligations with amortizable bond premium held on or acquired by such holder after the first day of the first taxable year to which such election applies) to amortize such premium using a constant yield method over the remaining term of the exchange debentures and may offset interest income otherwise required to be included in respect of the exchange debentures during any taxable year by the amortized amount of such excess for the taxable year. This election, once made, may only be revoked with the consent of the IRS. If a U.S. holder does not elect to amortize any bond premium and holds the exchange debentures to maturity, then, in general, the holder will recognize a capital loss equal to the amount of such premium when the exchange debentures mature. The deduction of capital losses may be subject to limitations.

### *Disposition of Exchange Debentures*

In general, a U.S. holder's sale or other taxable disposition of exchange debentures will result in gain or loss in an amount equal to the difference between the amount realized (excluding amounts attributable to accrued but unpaid interest, which would be treated as a payment of interest) and the U.S. holder's adjusted tax basis in the exchange debentures immediately before the disposition. Subject to the market discount rules discussed above, any such gain or loss will be long-term capital gain or loss if at the time of the disposition the U.S. holder has held the exchange debentures for more than one year, and otherwise will be short-term capital gain or loss. Subject to limited exceptions, capital losses cannot be used to offset ordinary income. Non-corporate taxpayers generally are subject to reduced rates of U.S. federal income taxation on long-term capital gains.

### *Medicare Tax*

For taxable years beginning after December 31, 2012, recently enacted legislation generally will impose a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separate returns) and on the undistributed net investment income of certain estates and trusts.

For these purposes, ''net investment income'' generally will include interest (including interest paid or accrued with respect to exchange debentures), dividends, annuities, royalties, rents, net gain attributable to the

33

disposition of property not held in a trade or business (including net gain from the sale, exchange, redemption or other taxable disposition of exchange debentures) and certain other income, but will be reduced by any deductions properly allocable to such income or net gain.

### *Information Reporting and Backup Withholding*

In general, information reporting requirements will apply with respect to payments to U.S. holders, including interest, on the exchange debentures during each calendar year. Under certain circumstances, a U.S. holder may be subject to backup withholding at a current rate of 28% on payments of interest on, and the proceeds of a sale, exchange or redemption of the exchange debentures, as the case may be. Backup withholding generally will not apply with respect to payments made to certain "exempt recipients" such as corporations (within the meaning of Section 7701(a) of the Code) or certain tax-exempt entities. In the case of a U.S. holder who is a non-exempt recipient, backup withholding generally applies only if such recipient (i) fails to furnish his or her social security or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that he or she has failed to report payment of interest and dividends properly and the IRS has notified the withholding agent that the recipient is subject to backup withholding or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding for failure to report interest or dividend payments. Backup withholding is not an additional tax. Rather, any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a credit against such holder's U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

## Non-U.S. Holders — Ownership and Disposition of the Exchange Debentures

### *Interest on Exchange Debentures*

Under current U.S. federal income tax laws, and subject to the discussion below under "Backup Withholding and Information Reporting" and "Foreign Account Tax Compliance," U.S. federal withholding tax will not apply to payments of principal of and interest on the exchange debentures to a non-U.S. holder provided that, in the case of interest, the non-U.S. holder: (1) does not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code and the Treasury Regulations thereunder; (2) is not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through stock ownership (as provided in the Code); (3) is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and (4) provides a signed written statement, on an IRS Form W-8BEN (or other applicable form) which can reliably be related to it, certifying under penalties of perjury that it is not a "United States person" within the meaning of the Code and providing its name and address to: (i) the relevant paying agent or (ii) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the non-U.S. holder's exchange debentures on the non-U.S. holder's behalf and that certifies to the relevant paying agent under penalties of perjury that it, or the bank or financial institution between it and the non-U.S. holder, has received from it its signed, written statement and provides us or our exchange agent with a copy of this statement.

The applicable Treasury Regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these Treasury Regulations, special rules apply to pass-through entities and this certification requirement may also apply to beneficial owners of pass-through entities.

If the non-U.S. holder cannot satisfy the requirements described above, payments of interest made to it will be subject to 30% United States federal withholding tax unless it provides to the relevant paying agent with a properly executed (1) IRS Form W-8ECI (or other applicable form) stating that interest paid on its exchange debentures is not subject to withholding tax because it is effectively connected with its conduct of a trade or business in the United States, subject to tax as described below under "Effectively Connected Income," or (2) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in this withholding tax under an applicable income tax treaty.

### *Disposition of the Exchange Debentures*

Generally, any gain recognized by a non-U.S. holder on the sale, exchange, redemption or other taxable disposition of the exchange debentures (other than amounts attributable to accrued and unpaid interest, which will be treated as described under "Interest on Exchange Debentures" above) will be exempt from U.S. federal income and withholding tax, unless: (1) the gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and, if a treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), in which case such gain will be taxed as described under "Effectively Connected Income" below; or (2) the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year, and certain other conditions are met.

An individual non-U.S. holder that is described under clause (2) above will be subject to a flat 30% tax on gain derived from the sale, which generally may be offset by U.S. capital losses (notwithstanding the fact that he or she may not be considered a U.S. resident). Such non-U.S. holders are urged to consult their tax advisors as to the tax consequences of such sale.

### *Effectively Connected Income*

If interest, gain or other income recognized by a non-U.S. holder on the exchange debentures is "effectively connected" with the non-U.S. holder's conduct of a trade or business within the United States (and, if a treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will not be subject to the withholding tax discussed above if the non-U.S. holder provides a properly completed and executed IRS Form W-8ECI, but the non-U.S. holder generally will be subject to U.S. federal income tax on the interest, gain or other income as if it were a United States person (as defined in the Code). See "Material U.S. Federal Income Tax Consequences—U.S. Holders," above. In addition to this U.S. federal income tax, if the non-U.S. holder is a corporation, it may be subject to a 30% branch profits tax.

### *Backup Withholding and Information Reporting*

Information reporting on Form 1099 and backup withholding will not apply to payments of principal and interest made to a non-U.S. holder on exchange debentures if the certification described above under "Interest on Exchange Debentures" is received, provided that the payor does not have actual knowledge that the non-U.S. holder is a U.S. person. However, interest may be required to be reported annually on IRS Form 1042-S. Payments of the proceeds from the sale by a non-U.S. holder of exchange debentures made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, the U.S. branch of a foreign bank or a foreign insurance company, a foreign partnership controlled by U.S. persons or engaged in a U.S. trade or business, or a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, information reporting may apply to such payments. Payments to a non-U.S. holder of the proceeds from the sale of exchange debentures through the U.S. office of a broker are subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding.

### *Foreign Account Tax Compliance*

On March 18, 2010, the Hiring Incentives to Restore Employment Act (the "HIRE Act") was signed into law. Under certain circumstances, the HIRE Act might impose a withholding tax of 30% on payments of interest on, and the gross proceeds from a disposition of, the exchange debentures made to certain foreign entities unless various information reporting requirements are satisfied. These rules generally would apply to payments made after December 31, 2012. However, under the HIRE Act, the withholding and reporting requirements generally will not apply to payments made on, or gross proceeds from a disposition of, debt instruments outstanding as of March 18, 2012 (the "Grandfather Date"). Despite the December 31, 2012 date set forth in the HIRE Act, the Treasury Department has issued proposed Treasury Regulations indicating that the withholding tax on U.S. source interest will not be imposed with respect to payments made prior to January 1, 2014 and that the withholding tax on gross proceeds from a disposition of debt instruments will not be imposed with respect to payments made prior to January 1, 2015. In addition, the proposed Treasury Regulations would extend the Grandfather Date to January 1, 2013.

These proposed Treasury Regulations would be effective once finalized. Holders should consult their tax advisors regarding the HIRE Act.

**The foregoing summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances and income tax situations. Holders should consult their tax advisors as to the particular tax consequences to them of the exchange offer, including the effect of any U.S. federal, state or local, non-U.S. or other tax laws.**

## PLAN OF DISTRIBUTION

Based on existing interpretations of the Securities Act by the SEC staff set forth in several no-action letters to third parties, and subject to the immediately following sentence, we believe that exchange debentures issued under this exchange offer in exchange for original debentures may be offered for resale, resold and otherwise transferred by the holders thereof (other than holders who are broker-dealers) without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any holder of original debentures who is an affiliate of ours or who intends to participate in the exchange offer for the purpose of distributing the exchange debentures, or any broker-dealer who purchased the original debentures from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act, (i) will not be able to rely on the interpretations of the SEC staff set forth in the above-mentioned no-action letters, (ii) will not be entitled to tender its original debentures in the exchange offer, and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the original debentures unless such sale or transfer is made pursuant to an exemption from such requirements.

Each broker-dealer that receives exchange debentures for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange debentures. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange debentures received in exchange for original securities where such original securities were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange debentures by broker-dealers. Exchange debentures received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange debentures or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange debentures. Any broker-dealer that resells exchange debentures that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange debentures may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange debentures and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the original debentures and the original debentures) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the original debentures and the exchange debentures (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

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Notwithstanding the foregoing, we may suspend the use of this prospectus by broker-dealers under specified circumstances. For example, we may suspend the use of this prospectus if:

- the SEC issues any stop order suspending the effectiveness of the registration statement or initiates proceedings for that purpose;

- we receive notification of the suspension of the qualification of the exchange debentures for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose; or

- we determine that the use of this prospectus must be suspended due to the happening of any event that requires the making of any changes to the registration statement of which this prospectus forms a part or this prospectus so that the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the prospectus, in the light of the circumstances under which they were made) not misleading.

We will not receive any proceeds from the issuance of exchange debentures in the exchange offer.

## LEGAL MATTERS

The validity of the exchange debentures offered in the exchange offer and certain other legal matters will be passed upon for us by Desmond A. Eppel, Esq., internal counsel to the Company.

## EXPERTS

The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) of Caterpillar incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of Bucyrus International, Inc. (Bucyrus) and MWM Holding GmbH (MWM) because Bucyrus and MWM were acquired by the Company in July 2011 and October 2011, respectively) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

## AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at *www.sec.gov* and on the investor relations page of our website at *www.caterpillar.com*. Information on our website does not constitute part of this prospectus. You may also read and copy any document we file with the SEC at the SEC's public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of our SEC filings, or the documents we incorporate by reference herein, at no cost, by writing or telephoning us at:

Caterpillar Inc.
Attention: Corporate Secretary
100 NE Adams Street
Peoria, Illinois 61629
Telephone: 309-675-1000

Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus.

**In order to obtain timely delivery of such materials, you must request information from us no later than five business days prior to the expiration of the exchange offer.**

We "incorporate by reference" into this prospectus documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information that we file later and incorporate by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference into this prospectus the documents listed below and any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the consummation or termination of the exchange offer (other than, in each case, documents or information deemed to have been "furnished" and not "filed" in accordance with SEC rules):

- Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

- Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

- Definitive Proxy Statement on Schedule 14A for our 2012 Annual Meeting of Stockholders filed on April 23, 2012 (only those parts incorporated into our Annual Report on Form 10-K for the fiscal year ended December 31, 2011); and

- Current Reports on Form 8-K and amendments thereto filed with the SEC on April 12, 2012, June 13, 2012, June 14, 2012, June 18, 2012, June 25, 2012, June 26, 2012, July 27, 2012, August 10, 2012, August 20, 2012, August 28, 2012, September 17, 2012, September 28, 2012 and October 12, 2012.

*Any statement contained in or incorporated into this prospectus or in an amendment or supplement hereto or attached hereto as an exhibit or delivered herewith shall be deemed to be modified or superseded for all purposes to the extent that a statement contained elsewhere in this prospectus or in any subsequent amendment or supplement hereto or attached hereto as an exhibit or delivered herewith modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the prospectus.*

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**Offer to Exchange**

**$1,721,536,000 aggregate principal amount of 3.803% Debentures due 2042**
**(CUSIP Nos. 149123 CA7 and U14912 AB2)**
**for**
**$1,721,536,000 aggregate principal amount of 3.803% Debentures due 2042**
**(CUSIP No. 149123 CB5)**
**that have been registered under the Securities Act**

**PROSPECTUS**

November 6, 2012